Prospectus Supplement	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated May 23, 2022)	Registration No. 333-261887

BIGBEAR.AI HOLDINGS, INC.

12,325,772 Shares of Common Stock

Up to 11,569,920 Shares of Common Stock by the Selling Stockholders

366,533 warrants by the Selling Stockholders

6.00% Convertible Senior Notes due 2026 by the Selling Noteholders

Up to 23,709,503 Shares of Common Stock Underlying 2026 Convertible Notes

This prospectus supplement updates and supplements the prospectus dated May 23, 2022 (as further supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261887). This prospectus supplement is being filed to update and supplement the information in the Prospectus related to the selling stockholder table in the Prospectus to reflect the distribution of 8,702,000 shares of Common Stock by GigAcquisitions4, LLC to certain distributees previously listed therein.

This prospectus relates to (a) the issuance by us of up to 12,325,772 shares of our common stock, par value $0.0001 per share (“Common Stock”), upon the exercise of warrants consisting of (i) 11,959,239 public warrants (as defined below) and (ii) 366,533 Private Placement Warrants (as defined below), each exercisable for one share of Common Stock at a price of $11.50 per share (“warrants”), (b) the resale from time to time of (i) up to 11,936,453 shares of Common Stock, consisting of 11,569,920 shares of Common Stock and 366,533 shares of Common Stock issuable upon the exercise of warrants and (ii) 366,533 warrants by the selling security holders named in this prospectus (each a “Selling Stockholder,” and, collectively, the “Selling Stockholders”) and (c) the resale from time to time of up to approximately $200,000,000 in aggregate principal amount of 6.00% convertible senior notes due 2026 (the “2026 Convertible Notes”) by the selling holders named in this prospectus (the “Selling Noteholders” and, together with the Selling Stockholders, the “Selling Securityholders”) and up to 23,709,503 shares of Common Stock issuable upon conversion of the 2026 Convertible Notes by the Selling Noteholders. This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 17, 2022.

ABOUT THIS PROSPECTUS SUPPLEMENT

The “Selling Stockholder” section in the Prospectus is modified by adding the information below with to update information to reflect the distribution of 8,702,000 shares of Common Stock by GigAcquisitions4, LLC to certain distributees previously listed therein. The following table sets forth certain information provided by or on behalf of the Selling Securityholders listed below concerning the common stock that may be offered from time to time by each such Selling Stockholder. We have based percentage ownership on 127,113,451 shares of Common Stock outstanding as of June 16, 2022. Capitalized terms not otherwise defined herein shall have the meaning given in the Prospectus.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the Selling Stockholders from time to time of up to 11,569,920 shares of Common Stock (including 366,533 shares issuable upon exercise of warrants held by the Selling Stockholders) and 366,533 warrants. The Selling Stockholders may from time to time offer and sell any or all of the Common Stock and warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Stockholders’ interest in the Common Stock or warrants other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the Selling Stockholders, the aggregate number of shares of Common Stock and warrants beneficially owned, the aggregate number of shares of Common Stock and warrants that the Selling Stockholders may offer pursuant to this prospectus and the number of shares of Common Stock and warrants beneficially owned by the Selling Stockholders after the sale of the securities offered hereby. We have based percentage ownership on 127,113,451 shares of Common Stock outstanding as of June 16, 2022.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such Common Stock or warrants. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock and warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Stockholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of shares registered on its behalf. A Selling Stockholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Warrants Being Offered	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Shares	%(1)			Shares	%
Dr. Raluca Dinu(2)(5)(9)	1,375,990	*	1,375,990	7,083	—	—
Dr. Avi S. Katz(2)(3)(4)(9)	1,375,990	*	1,375,990	7,083	—	—
Oppenheimer & Co. Inc.†(6)(9)	1,100,096	*	1,100,096	66,560	—	—
William Blair & Company, L.L.C.†(7)	313,000	*	313,000	—	—	—
BMO Capital Markets Corp.†(8)	248,000	*	248,000	—	—	—
Dorothy D. Hayes(2)(11)	12,000	*	12,000	—	—	—
Brad Weightman(2)(9)(10)	26,616	*	26,616	833	—	—
Lynrock Lake LP(9)(12)(24)	1,814,360	*	1,814,360	73,333	—	—
Greenhaven Road Capital Fund 2, LP(9)(13)(24)	416,924	*	416,924	19,177	—	—
Greenhaven Road Capital Fund 1, LP(9)(13)(24)	307,787	*	307,787	14,157	—	—
Meteora Special Opportunity Fund i, LP(14)(24)	694,710	*	694,710	3,333	—	—
BlackPoint LT Partners, LLC—Series Sponsor 1(9)(15)(24)	577,298	*	577,298	23,333	—	—

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Warrants Being Offered	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Shares	%(1)			Shares	%
Shorefield Global Limited(9)(16)(24)	362,359	*	362,359	16,667	—	—
CPC Sponsor Opportunities I, LP(9)(17)(24)	197,485	*	197,485	9,083	—	—
CPC Sponsor Opportunities I (Parallel), LP(9)(17)(24)	164,873	*	164,873	7,583	—	—
Greentree Financial Group, Inc.(9)(18)(24)	82,474	*	82,474	3,334	—	—
John Dexheimer(9)(24)	41,234	*	41,234	1,667	—	—
Erik Thoresen–Roth(9)(19)(24)	164,946	*	164,946	6,667	—	—
Erik Thoresen–Individual(9)(24)	164,940	*	164,940	6,667	—	—
James and Kimberly Fanucchi Living Trust UTD November 12, 2007(9)(20)(24)	20,616	*	20,616	833	—	—
Randy M. Haykin & Patricia M. Haykin Trust(9)(21)(24)	41,234	*	41,234	1,667	—	—
Andrea Betti-Berutto(9)(24)	82,474	*	82,474	3,334	—	—
Don Errigo(9)(24)	82,474	*	82,474	3,334	—	—
Peter Wang(9)(24)	20,616	*	20,616	833	—	—
Gil Frostig(9)(24)	20,616	*	20,616	833	—	—
Manjeet Bavage(24)	20,616	*	20,616	833	—	—
Joseph and Nancy Lazzara Family Trust(9)(22)(24)	20,616	*	20,616	833	—	—
Anil Chaudhry(9)(24)	61,856	*	61,856	2,500	—	—
Ram Ofir(9)(24)	20,616	*	20,616	833	—	—
Enrico Saggese(9)(24)	41,234	*	41,234	1,667	—	—
Cavalry Fund I LP(9)(23)(24)	824,710	*	824,710	33,333	—	—
Neil Miotto(9)(24)	485,669	*	485,669	2,500	—	—

*	Less than 1%
†	Registered broker-dealer or affiliate of broker-dealer.
(1)	We have based percentage ownership on 127,113,451 shares of Common Stock outstanding as of June 16, 2022.
(2)	The business address for this person is 1731 Embarcadero Road, Suite 200, Palo Alto, California 94303.
(3)

Dr. Katz is a member of our Board and co-founder of GigCapital4. Prior to the Closing of the Business Combination he served as a member and Executive Chairman of GigCapital4’s board of directors. See “Management.”

(4)

Includes 1,368,907 shares of Common Stock and 7,083 warrants for the purchase of shares of Common Stock (and the 7,083 shares of Common Stock into which these warrants are exercisable) that were distributed by the Sponsor to Dr. Katz. 1,347,657 shares of Common Stock were acquired by the Sponsor in connection with the formation of GigCapital4 for approximately $0.0027927 per share, and 21,250 shares of Common Stock and 7,083 warrants for the purchase of shares of Common Stock were acquired by the Sponsor in connection with the closing of GigCapital4’s initial public offering in a private placement of units containing one share of Common Stock and one-third of a warrant for a purchase price of $10.00 per unit.

(5)

Includes 1,368,907 shares of Common Stock and 7,083 warrants for the purchase of shares of Common Stock (and the 7,083 shares of Common Stock into which these warrants are exercisable) that were distributed by the Sponsor to Dr. Dinu. 1,347,657 shares of Common Stock were acquired by the Sponsor in connection with the formation of GigCapital4 for approximately $0.0027927 per share, and 21,250 shares of Common Stock and 7,083 warrants for the purchase of shares of Common Stock were acquired by the Sponsor in connection with the closing of GigCapital4’s initial public offering in a private placement of units containing one share of Common Stock and one-third of a warrant for a purchase price of $10.00 per unit. Dr. Dinu is a member of our Board and co-founder of GigCapital4. Prior to the Closing of the Business Combination, she served as a member of the board of directors, President, Chief Executive Officer and Secretary of GigCapital4. See “Management.”

(6)

The business address for this entity is 85 Broad Street, New York, New York 10004. Oppenheimer & Co. Inc. (“Oppenheimer”) served as an underwriter in our predecessor’s initial public offering and entered into that certain Unit Purchase Agreement dated February 9, 2021 by and among the Company, Nomura Securities International, Inc. and Oppenheimer through which Oppenheimer purchased 199,680 private units at a combined fair market value of $10.00 per unit; each unit consisting of one share of common stock of the Company and one-third of one warrant, each whole warrant exercisable to purchase one share of Common Stock. In addition, Oppenheimer received 833,856 additional shares of Common Stock as compensation for investment banking services rendered to our predecessor pursuant to the Payment Agreements (defined below). At the time of grant, the Common Stock had a grant date value of $10.00 per share.
(7)

The business address for this entity is 150 N. Riverside Plaza, 43rd Floor, Chicago, Illinois 60606. William Blair & Company, L.L.C. received 313,000 shares of Common Stock as compensation for investment banking services rendered to our predecessor pursuant to the Payment Agreements (defined below). At the time of grant, the Common Stock had a grant date value of $10.00 per share.

(8)

The business address for this entity is 151 West 42nd Street, 32nd Floor, New York, New York 10036. BMO Capital Markets Corp. received 248,000 shares of Common Stock as compensation for investment banking services rendered to our predecessor pursuant to the Payment Agreements (defined below). At the time of grant, the Common Stock had a grant date value of $10.00 per share.

(9)	Includes shares of Common Stock underlying warrants that are exercisable within 60 days.
(10)

Mr. Weightman was the Chief Financial Officer of GigCapital4 prior to the Closing of the Business Combination. Includes 6,000 shares of Common Stock held by Mr. Weightman which were transferred as consideration for services rendered to our predecessor and had a grant date value of approximately $10.03 per share. The remaining shares of Common Stock and the warrants for the purchase of shares of Common

Stock (and the shares of Common Stock into which these warrants are exercisable) were distributed by the Sponsor to Mr. Weightman. 17,283 shares of Common Stock were acquired by the Sponsor in connection with the formation of GigCapital4 for approximately $0.0027927 per share, and 2,500 shares of Common Stock and 833 warrants for the purchase of shares of Common Stock were acquired by the Sponsor in connection with the closing of GigCapital4’s initial public offering in a private placement of units containing one share of Common Stock and one-third of a warrant for a purchase price of $10.00 per unit.
(11)

Ms. Hayes is a member of our Board and was a member of the board of directors of GigCapital4 prior to the Closing of the Business Combination. See “Management.” The Common Stock held by Ms. Hayes were transferred as consideration for services rendered to our predecessor and had a grant date value of $10.03 per share.

(12)

Shares held by Lynrock Lake Master Fund LP. Lynrock Lake LP is the investment manager of Lynrock Lake Master Fund LP, and pursuant to an investment management agreement, Lynrock Lake LP has been delegated full voting and investment power over the shares held by Lynrock Lake Master Fund LP. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake LP, may be deemed to exercise voting and investment power over the shares held by Lynrock Lake Master Fund LP. The address of the foregoing entities is c/o Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York 10573.

(13)

Greenhaven Road Investment Management, LP, the authorized agent of Greenhaven Road Capital Fund 1, LP (“Fund 1”) and Greenhaven Road Capital Fund 2, LP (“Fund 2”), has discretionary authority to vote and dispose of the shares held by Fund 1 and Fund 2 and may be deemed to be the beneficial owner of these shares. Scott Stewart Miller, in his capacity as investment manager of Greenhaven Road Investment Management, LP, may be deemed to have investment discretion and voting power over the shares held by Fund 1 and Fund 2. Fund 1, Fund 2, and Mr. Miller disclaim any beneficial ownership of these shares. The address of the foregoing individual and entities is 8 Sound Shore Drive, Suite 190, Greenwich, Connecticut 06830.

(14)

Voting and investment power over the shares held by Meteora Special Opportunity Fund i, LP resides with its investment manager, Meteora Capital, LLC (“Meteora Capital”). Mr. Vikas Mittal (“Mr. Mittal”) serves as the Managing Member of Meteora Capital and may be deemed to be the beneficial owner of the shares held by such entity. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individual and entities is c/o Meteora Capital, LLC, 840 Park Dr E, Boca Raton, Florida 33432.

(15)

SkyView Investment Advisors, LLC, the authorized agent of BlackPoint LT Partners, LLC – Series Sponsor 1 has discretionary authority to vote and dispose of the shares held by BlackPoint LT Partners, LLC Series Sponsor and may be deemed to be the beneficial owner of these shares. William Carroll and Chris Turi, in their capacity as investment managers of SkyView Investment Advisors, LLC, may be deemed to have investment discretion and voting power over the shares held by BlackPoint LT Partners, LLC Series Sponsor. BlackPoint LT Partners, LLC – Series Sponsor 1, Mr. Carroll and Mr. Turi disclaim any beneficial ownership of these shares. The address of the foregoing individuals and entities is 595 Shrewsbury Ave, Suite 203, Shresbury, New Jersey 07702.
(16)

Stephen King, in his capacity as sole director of Shorefield Global Limited, may be deemed to have investment discretion and voting power over the shares held by Shorefield Global Limited. The address of the individual and entity is 22/F Lyndhurst Tower, 1 Lyndhurst Terrace, Central Hong Kong.

(17)

Carnegie Park Capital LLC (“CPC”) is the investment manager for each of CPC Sponsor Opportunities I, LP and CPC Sponsor Opportunities I (Parallel), LP (collectively, the “CPC Funds”). Mr. Edward T. Chen (“Mr. Chen”) serves as the Managing Partner of CPC and exercises sole voting and dispositive power over the shares owned by the CPC Funds. Accordingly, Mr. Chen may be deemed to beneficially own the shares owned by the CPC Funds. However, Mr. Chen disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Chen may have therein, directly or indirectly. The address of the foregoing individual and entities is c/o Carnegie Park Capital LLC, 200 East 94th Street, Suite 2109, New York, New York 10128.

(18)

Greentree Financial Group, Inc., the authorized agent of Greentree, has discretionary authority to vote and dispose of the shares held by GreenTree and may be deemed to be the beneficial owner of these shares. Chris Cottone, in his capacity as investment manager of Greentree Financial Group, Inc., may be deemed to have investment discretion and voting power over the shares held by Greentree. GreenTree and Mr. Cottone disclaim any beneficial ownership of these shares. The address of the foregoing individuals and entities is 7951 S.W. 6th Street, Suite 216, Plantation, Florida 33324.

(19)

Millennium Trust Company, LLC, in its capacity as Custodian, FBO Erik Thorensen Roth IRA XXXX12921, may be deemed to have investment discretion and voting power over the shares held by the Erik Thorensen Roth IRA XXXX12921. Millennium Trust Company, LLC disclaims any beneficial ownership of these shares. The address of the Erik Thorensen Roth IRA XXXX12921 is 2001 Spring Road, Suite 700, Oak Brook, Illinois 60523.

(20)

James Fanucchi, in his capacity as trustee of the James & Kimberly Fanucchi Living Trust UTD November 12, 2007, may be deemed to have investment discretion and voting power over the shares held by the James & Kimberly Fanucchi Living Trust UTD November 12, 2007. The address of the James & Kimberly Fanucchi Living Trust UTD November 12, 2007 is 12123 Brookglen Dr., Saratoga, California 95070.

(21)

Randy M. Haykin, in his capacity as trustee of the Randy M. Haykin & Patricia M. Haykin Trust, may be deemed to have investment discretion and voting power over the shares held by the Randy M. Haykin & Patricia M. Haykin Trust. The address of the Randy M. Haykin & Patricia M. Haykin Trust is 7908 Paragon Circle, Pleasanton, California 94588.

(22)

Joseph J. Lazzara, in his capacity as trustee of the Joseph & Nancy Lazzara Family Trust, may be deemed to have investment discretion and voting power over the shares held by the Joseph & Nancy Lazzara Family Trust. The address of the Joseph & Nancy Lazzara Family Trust is 1406 Saint Kitty Lane, Foster City, California 94404.

(23)

Voting and investment power over the shares held by Cavalry Fund I LP resides with Thomas Walsh (“Mr. Walsh”), the Manager of Cavalry Fund I LP. Mr. Walsh may be deemed to be the beneficial owner of the shares held by such entity. Mr. Walsh, however, disclaims any beneficial ownership of the shares held by such entity. The address of the foregoing individual and entities is c/o Cavalry Fund I LP, 61 Kinderkamack Rd., Woodcliff Lake, New Jersey 07677.

(24)

The shares of Common Stock and the warrants for the purchase of shares of Common Stock (and the shares of Common Stock into which these warrants are exercisable) were distributed by the Sponsor to its members. Such shares and warrants were acquired by the Sponsor in connection with the closing of GigCapital4’s initial public offering in a private placement of units containing one share of Common Stock and one-third of a warrant for a purchase price of $10.00 per unit. The Sponsor also distributed the shares of Common Stock acquired by it in connection with the formation of GigCapital4 for approximately $0.0027927 per share.